Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10738

StartEngine Crowdfunding, Inc.

This Supplement supplements and should be read in conjunction with the company’s Offering Circular dated October 13, 2017 and the Supplement thereto dated January 23, 2018.

The company has added an alternative method of payment for its shares. The sections titled “Dilution”, “Plan of Distribution and Selling Shareholders” and “Use of Proceeds to Issuer” are therefore supplemented or amended to read as follows:

DILUTION

This section is supplemented to include the following language both immediately prior to and after the dilution table:

This table does not reflect the impact of the issuance of shares of Common Stock for no cash consideration to attendees of the company’s “ICO 2.0 Summit” as set out in “Plan of Distribution.” The issuance of additional shares for no cash consideration would further dilute investments by investors who pay cash.

PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

This section now reads as follows:

Plan of Distribution

StartEngine is offering a maximum of 1,000,000 shares of Common Stock on a “best efforts” basis; up to an additional 100,000 shares may be issued as “bonus shares”.

The minimum investment is $500.

StartEngine is not selling the shares through commissioned sales agents or underwriters. The company will use its existing website, www.startengine.com, to provide information with respect to the offering.

The company is initially offering its securities in all states other than Florida and Nebraska. The company may choose to make the appropriate filings to become an “issuer-dealer” in these states, or to record company officers as agents, in which case it will start to sell in those states. In the event the company makes arrangements with a broker-dealer to sell into these or other states, it will file a Supplement to this Offering Circular.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its startengine.com website.

StartEngine will be offering “bonus shares” (effectively a discount) to certain investors. Certain investors will receive as part of their investment, additional shares for their shares purchased.  Investors who invest at least $2,000 in this offering will receive bonus shares based on the following three tiers:

∙	5% (or 5 additional shares for each 100 shares purchased) for registered users of our technology platforms

∙	8% (or 8 additional shares for each 100 shares purchased) for investors who have previously made an investment using our platforms

∙	10% (or 10 additional shares for each 100 shares purchased) for investors who have made three or more investments on our platforms

Registered users and investments made will be based on those that have registered and/or invested and closed on offerings, as relevant, prior to qualification. Investors will receive the discount related to the highest tier available to them. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

StartEngine will also accept registration and attendance at its “ICO 2.0 Summit” as consideration for the Common Stock. Attendees will receive 30, 40 or 50 shares, depending on the amount they pay to attend the Summit. Receipt of shares is conditional upon successful completion of the subscription procedures set out below and creation of an Ethereum wallet into which the shares can be delivered.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission, the company will accept tenders of funds to purchase the shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by Prime Trust, LLC, the escrow agent, and will be transferred to the company upon each closing. The escrow agent will not investigate the desirability or advisability of investment in the shares in this Offering nor will it approve, endorse or pass upon the merits of purchasing those shares. There are no conditions that the company must meet in order to hold a closing. A closing will occur each time the company determines to accept funds. Tendered funds will only be returned to investors in the event we decide to terminate the offering, in which case any money tendered by potential investors that is still held in escrow will be promptly returned by the escrow agent upon our instruction. Upon each closing, funds tendered by investors will be made available to the company for our immediate use.

Process of Subscribing

Prospective investors, who submitted non-binding indications of interest during the “test the waters” period, will receive an automated message from us indicating that the offering is open for investment. You will be required to complete a subscription agreement in order to invest. The subscription agreement can only be completed on our website. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). The subscription agreement must be delivered to us and you may either mail or wire funds for the subscribed amount in accordance with the instructions stated in the subscription agreement. The subscription agreements will be reviewed for completeness by FundAmerica LLC.

2

The company has agreed to pay FundAmerica LLC, a technology service provider, a license fee of $2.50 per transaction processed. In addition, the company will pay Prime Trust, LLC (i) $250 for escrow account set up fee, (ii) $25 per month for so long as the Offering is being conducted, but in no event longer than two years ($600 in total fees), (iii) for investments over $2000, $2 per domestic investor (individual) and $5 per domestic investor (entity) for anti-money laundering check (up to $60 for international investors (individuals) and $75 for international investors (entities)), (iv) $3.00 per investor (one-time accounting fee upon receipt of funds), (v) a cash management fee of 1% of funds processed (up to a maximum $2,000) and (vi) any applicable fees for fund transfers (ACH $1, check $10, wire $15 or $35 for international). We intend to engage a registered transfer agent to maintain stockholder information on a book-entry basis.

Selling Shareholders

No securities are being sold for the account of shareholders; all net proceeds of this offering will go to the company.

Additional Perks

In addition to the bonus shares discussed above, the company intends to offer the following incentives for participation in the offering:

●	Invest at least $1,000 to receive a 10% discount on investments on StartEngine during the first 24 hours of a Regulation CF offering*

●	Invest at least $5,000 and investor will be invited to the annual StartEngine owners’ event.**

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

*With respect to participating Regulation CF issuers only. This discount will be valid for one year from when StartEngine accepts and countersigns the subscription agreement, which could take some time after an investor completes the subscription agreement. StartEngine is under no obligation to accept any subscription agreement. So long as the investor holds the requisite number of shares, this discount will be applied when such investor submits an investment commitment for a Regulation CF offering.

**Travel and lodging not included. Investors must hold the requisite number of shares at the time the invitations are sent out.

USE OF PROCEEDS

This section is supplemented to include the following language:

To the extent that any shares are sold for any other consideration than cash, the total amount available for the uses set out herein will be accordingly reduced.

3